Zhanling International Limited

Unit 305-306, 3/F., New East Ocean Centre, No.9 Science

Museum Road, Tsim Sha Tsui, Hong Kong

September 7, 2022

Ms. Lily Dang

Office of Energy & Transportation

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Zhanling International Limited.
Form 10-KT for the Transition Period ended December 31, 2021
Filed March 31, 2022
File No. 000-54301

Dear Ms. Lily Dang:

This letter is in response to the letter dated August 30, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Zhanling International Limited. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly. Form 10-KT/A is being filed to accompany this letter.

Form 10-KT for the Transition Period ended December 31, 2021

Business, page 2

1.	We note that you have proposed to file an amendment to your Form 10-KT to include incremental disclosures of legal and operational risks associated with your operations in China, in response to our prior comment.

Please further revise your proposed disclosures to enhance the prominence of concerns related to the HFCAA and PCAOB, and China generally, as follows.

●	Reposition disclosures under the heading “Risks associated with doing business in China” to precede the other disclosures being proposed.

Response: The Company respectfully acknowledges the Staff’s comment and has reposition the disclosures.

●	Reposition disclosures under the heading “Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completed our auditors...” as the first disclosures within the group of disclosures referenced above.

Response: The Company respectfully acknowledges the Staff’s comment and has reposition the disclosures.

●	Provide a summary of the disclosures pertaining to the Holding Foreign Companies Accountable Act and PCAOB on page 1, clarify that you are not on the SEC list of issuers identified under the HFCAA, and provide a cross reference to the more detailed Risk Factor disclosures regarding these topics.

Response: The Company respectfully acknowledges the Staff’s comment and has added a explanatory note on page 1 of the Amendment that addresses the Company is not on the SEC list of issuers identified under the HFCAA.

* * *

Thank you in advance for your assistance in reviewing this response and the Amendment. Should you have any questions with respect to the above responses, please feel free to contact us.

Sincerely,

/s/ Liang Zhao
Liang Zhao
Chief Executive Officer